UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of August 2007

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release dated August 7, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram Name: Yaniv Baram Title: Corporate Secretary

Dated: August 14, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated August 7, 2007

Exhibit 1

Elbit Systems Awarded 3 Contracts Valued at $163 Million for Integrated Land Systems

Haifa, Israel, August 7, 2007 — Elbit Systems Ltd. (NASDAQ:ESLT) announced it has been awarded three contracts valued at a total amount of $163 million for the supply of tank and artillery systems upgrades for customers in three Asian countries.

The projects include upgrading of Fire Control and Command & Control systems for tanks and artillery systems. The various programs covered by the contracts are scheduled to be performed through 2009.

Joseph Ackerman, President and CEO of Elbit Systems, said “Recent land systems orders announced by the company, including the sale of turrets to Romania and Slovenia, positions Elbit Systems as one of the leading companies in the field of land systems. Our strong technological infrastructure and know-how, accumulated experience and the synergy of the wide range of activities performed by the companies and divisions of the Elbit Systems Group enables us to provide our customers with unique solutions delivering significant added value which distinguishes us from the competition. I believe the new orders will serve as a springboard for additional orders from these customers and other customers worldwide”.

Elbit Systems is a world leader in the upgrade of armored fighting vehicles and the supplier of comprehensive system solutions for land combat both in Israel and worldwide. Its combat vehicle systems span the spectrum from target acquisition to battle management. Elbit Systems’ total solution concept covers the entire combat vehicle platform, from complete modernization to maintenance depots and lifecycle support services. Its combat vehicle upgrades encompass all functions including mobility, fire power and survivability, incorporating fire control, turret and gun control, battle management, laser systems, thermal imagers and more.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), advanced electro-optics and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios.  The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts:
Company Contact:	IR Contact:
Joseph Gaspar, Corporate VP & CFO Dalia Rosen, Director of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663 Fax: +972-4-8316944 E-mail: gspr@elbit.co.il daliarosen@elbit.co.il	Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-866-704-6710 Fax: + 972 - 3 - 607 - 4711 E-mail: info@gkir.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.